TSX:P NYSE:PPP	TSX:BRD NYSE:BRD

JOINT NEWS RELEASE

PRIMERO ANNOUNCES CLOSING OF BRIGUS ACQUISITION

Toronto, Ontario, March 5, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P; NYSE:PPP) is pleased to announce the successful completion of the previously announced plan of arrangement (“Arrangement”), whereby y Primero has acquired all of the outstanding shares of Brigus Gold Corp. (“Brigus”) (TSX:BRD;NYSE:BRD). Brigus’ principal assets are the wholly owned Black Fox mine and mill, and adjoining properties, Grey Fox and Pike River in the Timmins Gold District of Ontario, Canada.

As of today, and including the 41,340,664 Primero common shares issued as consideration under the Arrangement to the former shareholders of Brigus, Primero has 157,166,699 common shares issued and outstanding. An additional 2,729,558 common shares have been reserved for issuance in connection with new Primero options issued to the former option holders of Brigus pursuant to the Arrangement.

“The closing of the Brigus transaction transforms Primero into a diversified, Americas based mid-tier gold producer with a pipeline of growth projects,” stated Joseph Conway, President and Chief Executive Officer. "Primero now has two producing mines with a critical production scale of approximately 250,000 gold equivalent ounces in 2014 at below average costs. It also has a peer leading growth profile as production is expected to increase to around 400,000 gold equivalent ounces by the end of 2016 with the completion of our current expansion project at San Dimas and the addition of production from Cerro del Gallo, should we make a positive construction decision in mid-2014. The Black Fox mine provides Primero entry into a historic and prospective gold belt and leverages our technical expertise in underground mining. Furthermore our balance sheet remains strong and our market capitalization and liquidity have improved providing exposure to a broader group of investors. We welcome Brigus shareholders and look forward to investing in the Black Fox and Grey Fox assets to create significant value for all of our stakeholders.”

Confirmations of holdings will be sent shortly to former Brigus shareholders and optionholders receiving consideration pursuant to the Arrangement. Former Brigus shareholders as a group were also recently granted 90.1% of the ordinary shares of the newly incorporated Fortune Bay Corp. (“Fortune Bay”). Pursuant to the Arrangement, Fortune Bay assumed Brigus’ non Ontario interests including the Goldfields Project in Saskatchewan and the Ixhuatán and Huizopa Projects in Mexico. It is expected that Brigus’ shares will cease trading and will be delisted from the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange MKT (“NYSE MKT”) in approximately 2-3 business days in accordance with the rules of the TSX and NYSE MKT.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine and 100% of the Cerro del Gallo gold-silver-copper development project in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “ is expected”, “expects”, “has intentions to”, “to become”, “look forward to”, “will be” or variations of such words and phrases or statements that certain actions, events or results.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that the Company will be able to realize the anticipated 2014 production; the anticipated production growth; that the Company will expand San Dimas and that it may make a positive construction decision respecting the Cerro del Gallo project in mid-2014; that the political environment within Mexico will continue to support the development of environmentally safe mining projects and that Brigus shares will be delisted from the TSX and NYSE MKT in approximately 2-3 business days.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: that the Company may not realize anticipated production; that costs may not be below average; the Company may not expand San Dimas or develop Cerro del Gallo or that such expansion or development may be delayed; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.